

December 17, 2021

Laurence Winoker
Chief Financial Officer
Lifetime Brands, Inc.
1000 Stewart Avenue
Garden City, New York 11530

> **Re: Lifetime Brands, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed March 10, 2021**
> **File No. 000-19254**

Dear Mr. Winoker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Financial Statements
Notes to Consolidated Financial Statements
Note 13 Business Segments, page F-35

1.   We note your disclosure that you operate in two segments based on geography, U.S. and International. We further note your MD&A discussion by product category that includes Kitchenware, Tableware and Home solutions for the U.S. segment, as well as sterling silver products. Please tell us the factors used to identify your reportable segments and whether operating segments have been aggregated into your reportable segments. Refer to ASC 280-10-50.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing